ASHLEY BLACK EXPERIENCE

Innovative Health & Beauty E-Commerce



PAIN IN MY...
NEW TOOLS & TECHNIQUES TO TREAT DISCOMFORT
TODAY

ashleyblackguru.com Houston TX

Marketplace | Female Founder | Ecommerce | Consumer Goods | Retail

Highlights



1. 🚀$125M+ Lifetime Revenue PROFITABLE business. 6M+ Highly Engaged Community.
2. 🏆Equity Partners Include World-Renowned Doctors & Business Tycoons
3. 📈Revenue growth of 74% 2022 YOY, 30% in 2020, and another 18% in 2021.
4. 🔬PATENTED SCIENTIFIC products proven safe and effective in a peer reviewed and published study.
5. 🆙POWERFUL BRAND recognition, OVER 1 Trillion unique media impressions in 7 countries.
6. 💖 OVER 1M LOYAL customers with 55% average repurchase rate

Our Team

Ashley Black 🏆Founder

Best-Selling Author, Inventor. ABA's 2020 Entrepreneur of the Year; Inc 5000 Fastest growing private companies #565; Ist TedX Fascia Talk, 6M+ Engaged Community. Built a $120M+ bootstrapped ecommerce brand of patented health & beauty products.

The brand is based on my lifelong struggle for health. Born with Juvenile arthritis, I sought better health solutions. After I developed a bone eating bacteria that robbed me of my hip and deteriorated my spine and almost took my life, I asked God to help me find a solution for my own health that I would share with the world. He did, and I am.

Dr Federico Ugalde Prada 🩺Partner & Medical Advisor

M.D, MBA, Chief Operational Officer for Regenerative Medicine Institute (RMI), First Adult Stem Cells Congress, Innovators Accelerator Program, Completed breakthrough studies in biotechnology and regenerative medicine

Rick Yorn & Sam Warren Partners

LBI Entertainment LLC Premier Hollywood Talent Agency, reps to Leonardo DiCaprio, Jennifer Lawrence, Reese Witherspoon, Martin Scorsese, Zoe Saldana, Jonah Hill, Jessica Biehl, Justin Timberlake, Benicio Del Toro, Jamie Foxx and many others

Dr Umberto Uribe Morelli, M.D., F.A.C.S. Partner & Medical Advisor

Founder of HUM Breast Foundation, Masters in Super Microsurgery, Internationally recognized Aesthetic and Reconstructive Plastic Surgeon, heads social campaigns to fund breast reconstruction for low-income women who suffered from breast cancer.

Dr Kenneth Thomas, D.C. Partner & Medical Advisor

DC, MS, CCSP, Vice President of External Affairs Parker University, Vice President of Academics, Council of Chiropractic Education board and holds certifications in both Chiropractic Sports and Animal Chiropractic.

Brandy Hipp CFO

CPA, Masters degree in Taxation, Domestic and Global Income Tax, Transaction Tax, Corporate Structure, R&D Credit & Transfer Pricing for multinational cloud services provider Rackspace

A PURPOSE DRIVEN BRAND

Before we delve into the specifics, we wanted you to hear from some of the millions of customers whose lives have been transformed by the Fascia Blaster. [Tap Photo to Play]



Changing Lives.
The Fascia Blaster changes lives. Take a listen!

Unfortunately, people live with chronic pain or experience acute health or aesthetic challenges which they struggle to find solutions for. They have

searched and experimented and were left unsatisfied until now.



Solving The Unsolvable.
FasciaBlaster is where you turn when nothing else has worked.
BIG CONCERNS
Insufficient solutions for the physical obstacles that prevent one from thriving.
Dissatisfaction with the appearance of certain body parts.
Insufficient solutions for safe pain management.
Lower than desired or expected quality of life.
EXPRESSION OF CONCERNS
Acute pain.
Baggy skin.
Cellulite.
Chronic pain.
Migraine prevention and relief.
Mobility and flexibility issues.
Recurring injuries.
Visible physical signs of aging.

Let's understand what their options have been up until now. They have a range of choices in different channels for different concerns and benefits.



Current Options.
Consumer (DTC and Retail) and Rx treatments consistently leave people wanting
CONSUMER
PROFESSIONAL
FACE
ReFa
BOTOX
BODY
Fat Burning Oil
PAIN
Therabody
Deep Tissue Massage (DTM)

Consumers are faced with non-invasive procedures (CoolSculpt) or fast-acting pharmaceuticals (Botox), which generally don't offer a long-term solution, or to try something invasive (surgery) which may cause additional issues or may not actually alleviate the concern.

With FasciaBlasters, consumers have the solution they are looking for, one that involves them in their self-care and is both long-lasting and non-invasive. FasciaBlasting activates the body's own natural healing mechanisms, improving results with every use. As a daily routine, you should brush your hair, brush your teeth, and brush your fascia.



Competitive Overview.
The competitive differentiator is visible, long-lasting benefits that motivate compliance.
EXPERIENTIAL
FAST ACTING
LONG LASTING
FUNCTIONAL
Therabody
ReFa
BOTOX

Ashley was one of those people who was searching unsuccessfully for a solution to the crippling pain she experienced. She was unwilling to accept that there was nothing she could do aside from multiple surgeries or pain killers that were addictive. So, she began a journey to study anatomy all over the world, leading her to find fascia, a system of the body that has been widely overlooked in western medicine.



Planting The Seeds For The FasciaBlaster.
Ashley's Story: Lifelong defiance of limitations.
WHY IT MATTERS
Round one: From crippling arthritis sufferer to competitive gymnast to fitness instructor.
Round two: Tackling near death experience to health pioneer.
WHAT I WAS SEARCHING FOR
Global quest: Multiple surgeons, specialists and countries.
Exhausted traditional and holistic medical options.
Studied medicine all over the world.
WHAT I DISCOVERED
Total lack of understanding and solutions for pain.
Translated experience into better and easier solutions for alleviating pain.

Based on her own experience, she knew how many other people were in pain and frustrated by lack of solutions or results. She determined that she could successfully treat people on a one-on-one basis, but wanted to systematize the solution in a way that put power in individuals' hands.



Nurturing The Idea.
Built a community of people whose lives have been transformed!
WHAT I DEVELOPED
Systematized what she had done for herself.
Opened clinics and trained health professionals.
WHAT I VALIDATED
Healed thousands whose livelihood depends on their body.
Athletes, celebrities, and agents considered Ashley's techniques vital to optimal performance.
WHY I WANT TO HELP OTHERS
Fascia Blaster was designed to translate Ashley's "hands-on" treatment to a broader population.

Ashley is just of one of many in a long line of people and research who have studied and demonstrated the critical role fascia plays throughout the body. The widespread benefits of fascia manipulation have been demonstrated time and time again. And the science is still in its infancy, so the future potential upside is amazing.

Building on Fascia Science
The efficacy of the FasciaBlaster builds on decades of study of the benefits of fascia manipulation – with so much more still to be studied and shared.



Just so this doesn't sound like magic, let us show you what fascia is, where it is, and how it works **[Tap Photo to Play]**



The results, from a data and visual perspective demonstrate dramatic, visible, change in the fascia structure and improved function. Now you can see the picture of what we can do and why we have been able to build this successful business.



So we have integrated our deep understand of fascia science, with critical and defensible patent protection, resulting in a portfolio of over 50 products with benefits across appearance, performance and health for over 1M customers.



The numbers tell the story of meaningful benefits, high value consumers, activated and engaged community and profitable revenue growth.



The foundations of the business are securely in place with clear opportunity areas for more products to drive revenue to solve more problems.



Bolstered by the first ever capital infusion in the seed round, the company will be able to fund important new areas of growth. The impressive growth in 2022 will lay the foundation for a larger Series A raise by mid 2023. Those funds will allow for new vertical integrations in plastics manufacturing and topical compounding, further reducing supply chain risk and stabilizing product costs.





We have already launched 2 of our most exciting growth initiatives which will catapult 2022 revenues and beyond, as well as establish the company's longer-term vision.



In case you are not familiar with investing, we have tried to break down the basics here.

Notes: We plan to put in place a Delaware C corporation prior to the Notes converting. Following the C corp conversion, the business should qualify for Sec 1202 Qualified Small Business Stock. Please consult your tax advisor.



Read more below on how we get the job done, how we have successfully protected our business, our experienced team, a deeper look at our customer profiles and more.



We have the leadership, the patents, the track record, the products and the customers!



Our core team and partners have been the driving force of this growth.



The patents have protected the company as it has grown.





When challenged to defend our products and technology, we have always emerged victorious.



Our engaged community also serves as a source of inspiration for new products to deliver more benefits.



Our customers are a unique asset and crucial part of our business. Not only are they enthusiastic promoters, but when given the chance, financial supporters of the vision!












CONSUMER BEHAVIOR
JOBS TO BE DONE
2) Connect emotionally.
3) Encourage research.
2) Reassure.
4) Meaningful comparisons
1) Assure Safety
2) Save time / money.
3) Deliver with sense of urgency / privacy.
4) Set expectations.
1) Provide support.
2) Ease of reorder.
3) Encourage sharing.